

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FORT WORTH DIVISION

MARK BARNES, ET AL.,   §
                                        §
          Plaintiffs,   §
                                        §
VS.   §   NO. 4:11-CV-335-A
                                        §
TANDY LEATHER COMPANY, LP,   §
ET AL.,   §
                                        §
          Defendants.   §

ORDER PRELIMINARILY APPROVING SETTLEMENT

This matter came before the Court, after a telephone hearing

on July 18, 2012, pursuant to the Joint Motion for Certification

of Settlement Classes and for Preliminary Approval of Class and

Collective Action Settlement and of Settlement Classes

("Motion"). The Parties have advised the Court that they have

reached a settlement that represents a resolution of all federal

and state law claims asserted by Plaintiffs, Mark Barnes, Donna

Cavota, and Jerry Mercante, in the Second Amended Complaint filed

in the above-captioned action on January 18, 2012, and that the

terms and conditions of the settlement are contained in the

document titled "Settlement Agreement Between Plaintiffs and

Defendants, Tandy Leather Company, LP and The Leather Factory,

LP," a copy of which is attached to this order as Exhibit "A,"

("Settlement Agreement").

Having considered the Motion, and having found that the terms and conditions of the Settlement Agreement were the result of good faith, arms' length settlement negotiations between competent and experienced counsel for both Plaintiffs and Defendants, the Court is granting the Motion as provided below and is issuing this Preliminary Order.[1]

Therefore,

The Court ORDERS that:

1.   The Settlement Agreement be, and is hereby, preliminarily approved as fair, reasonable, adequate, and in the best interest of both settlement classes as defined in 2. below, subject to further consideration at the hearing regarding the Order and Final Judgment;

2.   The following settlement classes be, and are hereby, conditionally certified for settlement purposes only:

a.   The FLSA Settlement Class, which is a collective action class pursuant to Section 16(b) of the FLSA of current or former Store Managers employed by either of the Defendants in the United States at any time between November 23, 2008, and the Date of Preliminary Approval; and

---

[1]Capitalized terms used in this order have the meanings assigned to them by the parties in the Settlement Agreement.

b.   The State Settlement Class, which is a class action class under Federal Rule of Civil Procedure 23 of current or former Store Managers employed by either of the Defendants at any time from November 23, 2008 to the Date of Preliminary Approval, who worked in Alaska, California, Colorado, Connecticut, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, Montana, Nevada, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Washington, and Wisconsin;

3.   Mark Barnes, Donna Cavota, and Jerry Mercante be, and are hereby, determined to be adequate representatives for the FLSA Settlement Class and State Settlement Class, and are hereby so designated, and Plaintiffs' Counsel be, and are hereby, determined to be adequate to serve as Class Counsel pursuant to Federal Rule of Civil Procedure 23(g), and are hereby so designated;

4.   The contents of the Notice of Pendency of Class and Collective Action Lawsuit and Proposed Settlement form, a copy of which is attached hereto as Exhibit "B," ("Notice"), Consent to Join Collective Action, Class Action Claim Form, and Release, a copy of which is attached hereto as Exhibit "C," ("Consent to Join/Claim Form"), and the manner of distribution of the Notice and Consent to Join/Claim Form, as set forth in sections II.C.2

and 3. of the Settlement Agreement, be, and are hereby, approved, as meeting the requirements of due process and constituting the best notice under the circumstances;

5.   The Claims Administrator put in the United States Mail to each of the members of the classes described in 2.a. and b. above copies of (a) the Settlement Agreement, (b) the Notice, and (c) the Consent to Join/Claim Form on or before twenty (20) days from the date of the signing of this Order;

6.   The Parties, the Claims Administrator, and the members of the classes described in 2.a. and 2.b. above are subject to and shall strictly comply with, and adhere to, all terms and conditions of the Settlement Agreement, including, but not limited to, the requirement that within twenty (20) days after entry of this order Defendants shall deposit $993,385.90 into the escrow account identified in the Settlement Agreement as the QSF, which will be subject to the Court's continued jurisdiction in accordance with the requirements of 26 U.S.C. § 468B and 26 C.F.R. § 1-468B-1(c)(1);

7.   The Parties' agreement to appoint Simpluris, Inc. (who counsel for Defendants represents to the Court has consented to and will execute the Settlement Agreement) to serve as the Claims Administrator be, and is hereby, approved; and

8.   The Parties ensure that the Claims Administrator complies with its obligations as set forth in the Settlement Agreement.

The Court further ORDERS that a Fairness Hearing be held in the Fourth Floor Courtroom of the United States Courthouse, Fort Worth, Texas, at 10:00 o'clock a.m. on February 11, 2013, to make final determinations as to whether the settlement described in the Settlement Agreement is fair, adequate, and reasonable, whether it should be finally approved by the Court, and whether an Order and Final Judgment should be issued dismissing the Lawsuit with prejudice.

The Court further ORDERS that all members of the FLSA Settlement Class and State Settlement Class, as defined above, be, and are hereby, enjoined pursuant to 28 U.S.C. § 1651(a) until such time that the Court has conducted such hearing from initiating or proceeding with any other suit, action, cause of action, claim or demand in federal or state court against either of the Defendants based on alleged violations of the FLSA or any state or local law set forth in Plaintiffs' Second Amended Complaint pertaining to hours of work or payment of wages.

Signed September 24, 2012.



John McBryde
United States District Judge

5

Agreed As To Form And Substance:



Grant D. Blaies
Laura E. Copeland
BLAIES & HIGHTOWER, L.L.P.
777 Main Street, Suite 1900
Fort Worth, Texas 76102
817.334.8294 (Direct)
817.334.0574 (Fax)

Mark R. Thierman, Esq.
THIERMAN LAW FIRM, P.C.
7287 Lakeside Drive
Reno, NV 89511
775.284.1500
775.703.5027 (Fax)

Attorneys for Plaintiffs Mark Barnes, Jerry Mercante, Donna Cavota and Proposed Settlement Classes

Jonathan C. Wilson
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5646
(214) 200-0381 (Fax)

Laura E. O'Donnell
HAYNES AND BOONE, LLP
112 E. Pecan Street, Suite 1200
San Antonio, Texas 78205
San Antonio, Texas 78205
(210) 978-7421
(210) 554-0421 (Fax)

Attorneys for Defendants Tandy Leather Company, LP and The Leather Factory, LP

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FORT WORTH DIVISION

MARK BARNES, DONNA CAVOTA and JERRY MERCANTE on behalf of themselves and all others similarly situated, Plaintiffs, v. TANDY LEATHER COMPANY, LP, and THE LEATHER FACTORY, LP, Defendants.	§ § § § § § § § § § § § § §	Case No. 4:11-cv-00335-A

SETTLEMENT AGREEMENT
BETWEEN PLAINTIFFS AND DEFENDANTS, TANDY LEATHER COMPANY, LP AND THE LEATHER FACTORY, LP

This Settlement Agreement ("*Settlement Agreement*" or "*Agreement*") is made and entered into as of September 24, 2012, by and between Defendants Tandy Leather Company, LP and The Leather Factory, LP (collectively defined as "*Defendants*" or "*Tandy*") and Plaintiffs Mark Barnes, Donna Cavota, and Jerry Mercante (collectively, "*Plaintiffs*"), individually and on behalf of the FLSA Settlement Class and State Settlement Class (defined below), and is subject to and contingent upon the approval of the Court of the FLSA Settlement Class and State Settlement Class and terms of this settlement (the "*Settlement*").

RECITALS

A.   Plaintiffs, on behalf of themselves and the FLSA Settlement Class and State Settlement Class, claim that Tandy has violated the federal Fair Labor Standards Act ("*FLSA*"), and related state wage hour laws similar to the FLSA and common laws, by: failing to pay Store Managers overtime compensation with respect to bonuses, subtracting payments made to hourly

Store Managers for overtime compensation from the gross profitability of individual stores, failing to pay vested vacation pay, improperly calculating the hourly rate of pay of hourly Store Managers, and improperly subtracting business losses from the net profits of the store. Further, Plaintiffs Cavota and Barnes have alleged that they were retaliated against in violation of the FLSA and state wage hour laws, and Cavota, on behalf of herself and other similarly situated exempt Store Managers, also alleges that the FLSA Settlement Class and State Settlement Class were misclassified as exempt from the overtime requirements of the FLSA and state wage hour laws and therefore, should have been paid overtime.

        B.   Plaintiffs' claims are asserted as: (1) a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure based on alleged violations of state wage hour laws in Alaska, Alaska Stat. §§ 23.10.050, *et seq.*; California, Cal. Code Regs. tit. 8, §§ 11010, *et seq.*, Cal. Lab. Code §§ 500, *et seq.*, 1194, *et seq.*, 200, *et seq.*, including but not limited to, Section 201, 202, 203, and 226, CCP 1021.5, and IWC Orders 2-2000, *et seq.*, and Cal. Bus. & Prof. Code §§ 17000, *et seq.*, including but not limited to 17200; Colorado, Colo. Rev. Stat. §§ 8-6-101, *et seq.*; Connecticut, Conn. Gen. Stat. §§ 31-58, *et seq.*; Illinois, 820 Ill. Comp. Stat. §§ 105/1, *et seq.*; Kentucky, Ky. Rev. Stat. § 337, *et seq.*; Maryland, Md. Code §§ 3-401, *et seq.*; Massachusetts, Mass. Gen. Laws ch. 151, § 1A, *et seq.*; Minnesota, Minn. Stat. §§ 177.21, *et seq.*; Montana, Mont. Code §§ 39-3-401, *et seq.*; Nevada, Nev. Rev. Stat. §§ 608.005, *et seq.*; New Mexico, N.M. Stat. §§ 50-4-01, *et seq.*; New York, N.Y. Lab. Law §§ 160, *et seq.*; North Carolina, N.C. Gen. Stat. §§ 95-24, *et seq.*; North Dakota, N.D. Cent. Code § 34-06-01, *et seq.*; Ohio, Ohio Rev. Code §§ 4111.01, *et seq.*; Oregon, Or. Rev. Stat. §§ 651.010, *et seq.*; Pennsylvania, 43 P.S. §§ 333.101, *et seq.*; Washington, Wash. Rev. Code §§ 49.46.005, *et seq.*; and Wisconsin, Wis. Stat. §§ 103.01, *et seq.*, which are states where Tandy maintains stores and members of the State Settlement Class worked, and which contain overtime payment obligations, exemptions, and laws similar to the FLSA; (2) and as a collective action under Section 16 of the FLSA, 29 U.S.C. § 216 based on alleged violations of the FLSA.

C.   Tandy vigorously denies all of the Plaintiffs' allegations and contends: it has properly paid all wages and bonuses to Store Managers and, if applicable, overtime owed under state and federal laws; its calculation of hourly rates of pay for non-exempt Store Managers is and has always been proper and consistent with federal and state laws; its bonus system for Store Managers satisfies all legal requirements; it has complied with all state law requirements with respect to unused vacation; and it has properly classified Cavota and other Store Managers as exempt pursuant to applicable state wage and hour laws and the FLSA. Tandy further contends that many of the Lawsuit's (the "Lawsuit" is defined below) claims are barred by the applicable statutes of limitations, barred under the Retail/Service Establishment, Executive and Administrative Exemptions from overtime under the above-referenced state laws and federal law, that Plaintiff Cavota voluntarily resigned her employment, and that neither Cavota nor Barnes were constructively discharged or unlawfully terminated. Tandy intends to pursue a number of defenses to Plaintiffs' claims if the action proceeds further.

D.   Plaintiffs and Defendants agree that this Settlement Agreement shall not be deemed or construed to be an admission or evidence of any violation of any statute, law, rule or regulation or of any liability or wrongdoing by Tandy or of the truth of any of Plaintiffs' claims or allegations.

E.   Plaintiffs' Counsel (defined below) has conducted an investigation into the facts and the law regarding the action, and the possible legal and factual defenses thereto, and has concluded that it is in the best interest of Plaintiffs, the FLSA Settlement Class and State

Settlement Class to enter a settlement with Defendants according to the terms set forth below to avoid the uncertainty and the risk of the outcome of further litigation, including the risk that a class and/or collective action might not be certified pursuant to Federal Rule of Civil Procedure 23 and the FLSA, 29 U.S.C. § 216, in light of Defendants' opposition to certification, that Plaintiffs, the FLSA Settlement Class and State Settlement Class may not prevail on all or any of their claims, as well as the difficulties and delays generally inherent in such litigation.

F.   Despite their belief that they are not liable for the claims asserted by Plaintiffs and have good defenses thereto, Defendants have agreed to enter into the Settlement Agreement to avoid further expense, inconvenience, disruption and the burden of this litigation and any other present or future litigation arising out of facts that gave rise to this litigation, to avoid the risk inherent in uncertain complex litigation, and thereby to put to rest this controversy.

G.   The Parties desire fully and finally to settle all actual and potential claims arising from or in connection with this Lawsuit, and avoid the costs and risks of protracted litigation.

NOW THEREFORE, in consideration of the promises and agreements, covenants, representations, and warranties set forth herein, intending to be legally bound:

IT IS HEREBY AGREED, by and among the settling parties, that this Lawsuit and all claims that are or could have been asserted based on the facts and theories pled in the Lawsuit are finally and fully settled and compromised, and that this action shall be dismissed with prejudice as to Tandy, without costs, subject to approval of the Court pursuant to Rule 23 of the Federal Rules of Civil Procedure, and Section 16 of the FLSA, in accordance with the following terms and conditions:

I. **DEFINITIONS.**

A. "*Lawsuit*" means the action captioned Mark Barnes, Donna Cavota and Jerry Mercante on behalf of themselves and all others similarly situated v. Tandy Leather Company, LP, and The Leather Factory, LP, Case No.4: 11-cv-00335-A, in the United States District Court, Northern District of Texas, Fort Worth Division, alleging FLSA (29 U.S.C. §§ 201, et seq.) collective claims for violations of the FLSA and Federal Rule of Civil Procedure 23 class claims for violations of the state wage-hour laws of Alaska (Alaska Stat. §§ 23.10.050, et seq.), California (Cal. Code Regs. tit. 8, §§ 11010, et seq., Cal. Lab. Code §§ 500, et seq., 1194, et seq., 200, et seq., including but not limited to 201, 202, 203, and 226, CCP 1021.5, and IWC Orders 2-2000, et seq.; Cal. Bus. & Prof. Code §§ 17000, including, but not limited to, 17200, et seq.), Colorado (Colo. Rev. Stat. §§ 8-6-101, et seq.), Connecticut (Conn. Gen. Stat. §§ 31-58, et seq.), Illinois (820 Ill. Comp. Stat. §§ 105/l, et seq.), Kentucky (Ky. Rev. Stat. § 337, et seq.), Maryland (Md. Code §§ 3-401, et seq.), Massachusetts (Mass. Gen. Laws ch. 151, § 1A, et seq.), Minnesota (Minn. Stat. §§ 177.21, et seq.), Montana (Mont. Code §§ 39-3-401, et seq.), Nevada (Nev. Rev. Stat. §§ 608.005, et seq.), New Mexico (N.M. Stat. §§ 50-4-01, et seq.), New York (N.Y. Lab. Law §§ 160, et seq.), North Carolina (N.C. Gen. Stat. §§ 95-24, et seq.), North Dakota (N.D. Cent. Code § 34-06-01, et seq.), Ohio (Ohio Rev. Code §§ 4111.01, et seq.), Oregon (Or. Rev. Stat. §§ 651.010, et seq.), Pennsylvania (43 P.S. §§ 333.101, et seq.), Washington (Wash. Rev. Code §§ 49.46.005, et seq.), and Wisconsin (Wis. Stat. §§ 103.01, et seq.), and common laws for failure to pay overtime compensation with respect to bonuses, subtracting payments made to hourly Store Managers for overtime compensation from the gross profits of individual stores, improperly recalculating the hourly rate of pay of Store Managers, improperly subtracting business losses from the gross profits of the store, and claims under

D-2096915_1.DOC

federal and state laws for misclassifying Store Managers as exempt from overtime and the allegations brought on an individual basis by named Plaintiffs Mark Barnes and Donna Cavota for retaliatory discharge or wrongful termination.

B.   *"Class Representatives"* means Mark Barnes, Donna Cavota and Jerry Mercante.

C.   *"Parties"* means Plaintiffs and Defendants.

D.   *"FLSA Settlement Class"* means Plaintiffs and all other current or former Store Managers employed by either of the Defendants in the United States at any time between November 23, 2008, and the Date of Preliminary Approval.

E.   *"State Settlement Class"* means all members of the FLSA Settlement Class who were employed by either of the Defendants in Alaska, California, Colorado, Connecticut, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, Montana, Nevada, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Washington, or Wisconsin at any time between November 23, 2008, and the Date of Preliminary Approval.

F.   *"Claims Administrator"* means Simpluris, Inc., 1485 S. Semoran Blvd., Suite 6-1401, Winter Park, Florida, 32792 (toll free number 1-800-779-2104).

G.   *"Notice"* means the Notice of Pendency and Proposed Settlement of Class and Collective Action Lawsuit to be sent to all members of the FLSA Settlement Class and the State Settlement Class once the Notice has been approved by the Court.

H.   *"Claims Deadline"* means the date that is sixty (60) days after the Notice is placed in the United States mail.

I.   *"Class Counsel"* and *"Plaintiffs' Counsel"* mean Mark R. Thierman, Thierman Law Firm, PC, 7287 Lakeside Drive, Reno, NV 89511, 775-284-1500; and Grant D. Blaies, Blaies & Hightower, L.L.P., 777 Main Street, Suite 1900, Fort Worth, TX 76102, 871-334-8294.

J. "*Defendants' Counsel*" means Jonathan C. Wilson, Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, TX 75219, 214-651-5646; and Laura E. O'Donnell, Haynes and Boone, LLP, 112 E. Pecan Street, Suite 1200, San Antonio, TX 78205, 210-978-7421.

K. "*District Court*" or "*Court*" means the United States District Court for the Northern District of Texas, Fort Worth Division.

L. "*Date of Preliminary Approval*" means the date as of which this Settlement Agreement is preliminarily approved, as provided in Section II.D.2.

M. "*Date of Final Settlement*" means the date after the following has occurred: (a) the Court has entered the Order and Final Judgment and (b) the time for appeal or to seek permission to appeal from the Order and Final Judgment has expired or, if appealed, the date that the Order and Final Judgment has been affirmed in its entirety by the court of last resort to which such appeal has been taken and such affirmance is no longer subject to further appeal or review.

N. "*Effective Date*" means September 24, 2012.

O. "*Qualified Settlement Fund*" means the fund described in Section II.B.l., including any interest accrued thereon.

P. "*Order and Final Judgment*" means the Order and Final Judgment of the Court approving the Settlement. as described in Section II.D.5.

Q. "*Released Claims*" means any and all claims based on any conduct of the kind described in any of the eight causes of action alleged in Plaintiffs' Second Amended Collective and Class Action Complaint that was filed in the Lawsuit on January 18, 2012, which eight causes of action are summarized in Section I.A.

R.   *"Releasing Parties"* means: (1) Plaintiffs; (2) all other members of the FLSA Settlement Class and the State Settlement Class who have validly and timely submitted a properly completed Consent to Join/Claim Form and who share in the Qualified Settlement Fund.

S.   *"Released Parties"* means Defendants and any other entity or individual who is deemed by law to be an "employer" of any member of the FLSA Settlement Class or State Settlement Class with respect to the conduct on which any of the eight causes of action alleged in the Lawsuit is based, which eight causes of action are summarized in Section I.A.

II.   SETTLEMENT

A.   Release of Claims.

1.   *Release.*   Upon entry of the Order and Final Judgment, and in consideration of the valuable considerations set forth in this Settlement Agreement, the Releasing Parties shall be deemed to have fully, finally and forever released, relinquished and discharged the Released Parties of and from any and all Released Claims. Further, Cavota, Barnes and Mercante relinquish any right to re-employment with the Defendants or Released Parties.

2.   *Waiver.* Upon the Date of Final Settlement, the Releasing Parties shall be deemed to have waived as to Released Claims the provisions, rights, and benefits of Section 1542 of the California Civil Code which provides:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.**

D-2096915_1.DOC

The Releasing Parties shall further be deemed to have waived as to Released Claims all similar provisions, statutes, regulations, rules, or principles of law or equity of any other state or applicable jurisdiction, or principle of common law arising out of or that could have been asserted based on the facts and theories pled in the Lawsuit. Releasing Parties acknowledge that they are aware that they may hereafter discover facts in addition to, or different from, those facts which they now know or believe to be true with respect to the subject matter of the Released Claims, but, in consideration of the valuable considerations set forth in this Settlement Agreement, their deemed waiver nevertheless shall be given full effect.

B.   Performance by Defendants.

1.   *Qualified Settlement Fund.* Within twenty (20) days from the Date of Preliminary Approval, Defendants shall deposit the total amount of $993.385.90 into an escrow account known as the Qualified Settlement Fund ("*QSF*"). The QSF shall be an interest-bearing account at a federally-insured bank that is mutually acceptable to the Parties and the Claims Administrator. More than one bank may be used to ensure that no bank deposit is in excess of the federally-insured limit. Defendants will have no authority over, or interest in, the QSF after the monies are deposited, except as provided for in this Settlement Agreement. Instead, the Claims Administrator will act as escrow agent and be responsible for administering the QSF. After the initial deposits have been made, the funds in the QSF may, in the discretion of the Claims Administrator, remain in the interest-bearing accounts at the federally-insured bank(s) in which the deposits were made, or be invested either in short-term U.S. Treasury securities with maturity dates of less than 90 days at the time of deposit, or in an SEC-registered money market fund investing exclusively in U.S. Treasury securities with average maturities of less than 90 days and rated AAA by Standard & Poor's. The Parties agree that the QSF is intended to be a

"Qualified Settlement Fund" under Section 468B of the Internal Revenue Code (26 U.S.C. § 468B) and Treas. Reg. Section 1.468B-l (26 C.F.R. § 1.468B-l, et seq.) and will be administered by the Claims Administrator as such. Once all claims have been paid from the QSF and its purpose has been satisfied, the Claims Administrator will take the necessary steps to terminate the QSF and return the remainder of the deposited funds, if any, to the Defendants.

2. *Names and Addresses for Notice.* Defendants shall, at their own expense, supply to the Claims Administrator in electronic mailing format, or such other form as may reasonably be requested by the Claims Administrator and agreed upon by Class Counsel, the names and addresses of potential members of the FLSA Settlement Class and State Settlement Class as they have in their files who worked for either of the Defendants between November 23, 2008 and the Date of Preliminary Approval.

3. *Settlement Amounts and Payments.* After the Claims Deadline, the Claims Administrator shall provide all counsel with copies of each returned Consent to Join/Claim Form. If a Consent to Join/Claim Form is not fully completed or does not comply with the Notice, Defendants' Counsel will notify Class Counsel and, after obtaining Class Counsel's agreement, will authorize the Claims Administrator to contact the FLSA Settlement Class or State Settlement Class member to attempt to obtain a fully completed Consent to Join/Claim Form that complies with the Notice. In such case, the Claims Deadline for such individual will be extended and the corrected Consent to Join/Claim Form must be returned by the date that is fourteen (14) days after the Claims Administrator provides notice. Defendants' Counsel and Class Counsel will use reasonable efforts to reach an agreement on whether a Consent to Join/Claim Form is fully completed and complies with the Notice. If Defendants' Counsel and Class Counsel cannot agree, the Claims Deadline for that FLSA Settlement Class or

State Settlement Class member will be tolled and the matter will be submitted to the Claims Administrator. If the Claims Administrator determines that the Consent to Join/Claim Form is not fully completed or does not comply with the Notice, the Claims Administrator will contact the FLSA Settlement Class or State Settlement Class member to attempt to obtain a fully completed Consent to Join/Claim Form that complies with the Notice and, in such case, the corrected Consent to Join/Claim Form must be returned by the date that is fourteen (14) days after the Claims Administrator provides notice.   Within ten (10) days of receiving all fully completed Consent to Join/Claim Forms from the Claims Administrator, counsel for the Parties, using the agreed-to formulas set forth in Section II.C.5.a, b(i)-(iii) and c, shall provide a jointly-prepared chart setting forth the amounts to be paid to each member of the FLSA Settlement Class and State Settlement Class who filed a fully completed Consent to Join/Claim Form.   Within fourteen (14) calendar days after the Date of Final Settlement, the Claims Administrator shall pay the settlement amount for each such FLSA Settlement Class and State Settlement Class member who has submitted a fully completed Consent to Join/Claim Form pursuant to the chart jointly-prepared by counsel referenced above.

       C.   Fund Administration.

       1.   *Administration.* With respect to the QSF, the Claims Administrator shall: (1) administer the QSF in such a manner as to qualify and maintain the qualification of the QSF as a "Qualified Settlement Fund" under 26 U.S.C. § 468B and 26 C.F.R. § 1.468B-1; (2) calculate, withhold, remit and report each FLSA Settlement Class and State Settlement Class member's share of applicable payroll taxes (including, without limitation, federal, state and local income tax withholding, FICA, Medicare and any state, or local employment taxes), and indemnify Defendants for any penalty arising out of any error or incorrect calculation and/or

**Exhibit "A" to Order Signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 11 of 35)**

Exhibit A, Page 11

interest with respect to any late deposit of the same; (3) satisfy all federal, state and local and income and other tax reporting, return, and filing requirements with respect to the QSF and any interest or other income earned by the QSF; and (4) satisfy out of the QSF all (i) taxes (including any estimated taxes, interest or penalties) with respect to the interest or other income earned by the QSF, and (ii) fees, expenses and costs incurred in connection with the opening and administration of the QSF and the performance of its duties and functions as described in this Agreement. The aforementioned taxes, fees, costs and expenses shall be treated as, and included in, the costs of administering the QSF. The Parties agree to cooperate with the Claims Administrator and one another to the extent reasonably necessary to carry out the provisions of this Section. The QSF shall be administered pursuant to the provisions of this Settlement Agreement and subject to the Court's continuing jurisdiction as required pursuant to 26 U.S.C. § 468B and 26 C.F.R. § 1.468B-1(c)(1), until such time as the funds in the QSF are fully distributed or are returned to the Defendants pursuant to the Settlement Agreement and/or further order of the Court.

2.   *Duties and Responsibilities of the Claims Administrator.* In accordance with the terms of the Settlement Agreement approved by the Court, the Claims Administrator shall: (1) act as escrow agent and administer the QSF; (2) mail the Notice, Settlement Agreement, and Consent to Join/Claim Form to all members of the FLSA Settlement Class and State Settlement Class by United States first class mail; (3) provide Tandy and Plaintiffs' counsel with written confirmation of the date the Notices, Settlement Agreements, and Consent to Join/Claim Forms are placed in the mail; (4) provide Tandy and Plaintiffs' counsel with copies of completed Consent to Join/ Claim Forms; (5) if Defendants' Counsel and Class Counsel can not agree on whether a Consent to Join/Claim Form is fully completed or complies with the

Notice, make the final determination on whether Consent to Join/Claim Form is fully completed or complies with the Notice; (6) once the jointly-prepared chart is provided to the Claims Administrator by counsel, and the Date of Final Settlement has passed, distribute the settlement payments in accordance with this Agreement; (7) re-mail any Notices (and Settlement Agreements and Consent to Join/Claim Forms) returned to the Claims Administrator with a forwarding address within five (5) days following receipts of the returned mail; (8) for any Notices returned to the Claims Administrator without a forwarding address, conduct one address search using a credit database or other appropriate skip tracing methods, and promptly re-mail the Notice, Settlement Agreement, and Consent to Join/Claim Form to the newly-found addresses; (9) if Defendants' Counsel, with the agreement of Class Counsel or by Court Order, notifies the Claims Administrator that a Consent to Join/Claim Form is defective, or if counsel do not agree and the Claims Administrator determines that the Consent to Join/Claim Form is not fully complete or does not comply with the Notice, notify the individual of the defects and the revised deadline (defined as the date that is fourteen (14) days after the Claims Administrator places such notice in the mail) for submission of a new Consent to Join/Claim Form; (10) after the Date of Final Settlement, remit the Court-Authorized Deductions from the QSF in accordance with the terms of this Agreement; (11) administer the QSF in accordance with the applicable provisions of the Internal Revenue Code and Treasury Regulations and satisfy all federal, state and local and income and other tax reporting, return, and filing requirements with respect to the QSF and any interest or other income earned by the QSF; and (12) for each FLSA Settlement Class and State Settlement Class member who receives a settlement payment as provided herein, calculate, withhold, remit and report such member's share of applicable payroll taxes (including, without limitation, federal, state and local income tax withholding,

FICA, Medicare and any state, or local employment taxes), and indemnify Defendants for any penalty arising out of any error or incorrect calculation and/or interest with respect to any late deposit of the same.

3.   *Notices.* Within twenty (20) days of the Date of Preliminary Approval, the Claims Administrator will send, by United States first class mail, copies of the Notice, Settlement Agreement, and Consent to Join/Claim Form to all members of the FLSA Settlement Class and State Settlement Class. After the Claims Deadline, the Claims Administrator shall promptly provide to Class Counsel and Defendants' Counsel copies of each returned and completed Consent to Join/ Claim Form. In the event Defendants Counsel and Class Counsel do not agree whether a form was timely, the Claims Administrator will provide the date the form was received as well as the postmarked date. No monies shall be paid or disbursed by the Claims Administrator until the Date of Final Settlement. Any Notices returned to the Claims Administrator with a forwarding address shall be re-mailed by the Claims Administrator within five (5) days following receipt of the returned mail, together with copies of the Settlement Agreement and Consent to Join/Claims Form. For any Notices returned to the Claims Administrator without a forwarding address, the Claims Administrator shall conduct one address search using a credit database or other appropriate skip tracing methods, and shall promptly re-mail the Notice and copies of the Settlement Agreement and Consent to Join/Claim Form to the newly-found addresses.

4.   *Court-Authorized Deductions.* After the Date of Final Settlement, the Claims Administrator shall distribute the following amounts from the Qualified Settlement Fund: (i) attorney's fees to Class Counsel in the total amount of $215,946.67, (ii) payments to the Class Representatives as follows: Mark Barnes $32,500.00 ($25,000 for settlement of his wrongful

termination claim and $7,500 for his services as a named Plaintiff), Donna Cavota $9,000.00

($1,500 for settlement of her constructive discharge/retaliation claim and $7,500 for her services

as a named Plaintiff), and Jerry Mercante $7,500.00 ($7,500 for his services as a named

Plaintiff), through Class Counsel; and (iii) administration fees and expenses incurred or

anticipated by the Claims Administrator (which shall include costs of distribution of the Notice,

administration of the Qualified Settlement Fund, and any applicable taxes and tax preparation

expenses), not to exceed $30,000 ("*Court-Authorized Deductions*").

    5.   *Qualified Settlement Fund Distribution.* Within fourteen (14) calendar

days after the Date of the Final Settlement, the Claims Administrator will pay the amounts owed

to the FLSA Settlement Class and State Settlement Class members in accordance with the terms

of this Settlement Agreement, and the Claims Administrator shall distribute the appropriate

checks from the Qualified Settlement Fund in accordance with the calculations set forth in the

jointly-prepared chart referenced in Section II.B.3 of this Agreement. The FLSA Settlement

Class and State Settlement Class members shall look solely to the Qualified Settlement Fund for

settlement and satisfaction of any and all Released Claims, as follows:

    a. After the Court-Authorized deductions from the Qualified Settlement Fund, the remaining net settlement will be distributed by the Claims Administrator to those members of the FLSA Settlement Class and State Settlement Class who have signed, properly completed, and timely returned the Consent to Join/Claim Form and who are otherwise qualified to receive a payment pursuant to the terms herein. If the total amount of claims to be paid to FLSA Settlement Class and State Settlement Class members in accordance with the Settlement Agreement do not exhaust the net settlement fund, the balance will revert to Tandy. If the total amount of claims to be paid to FLSA Settlement Class and State Settlement Class members exceeds the net settlement fund, the FLSA Settlement Class and State Settlement Class members' share of the net settlement fund will be proportionately reduced by counsel and the Claims Administrator.

    b. Each member of the FLSA Settlement Class and State Settlement Class, subject to the above terms, who signs and returns a Consent to Join/Claim Form by the Claims Deadline will receive:

(i) If the Store Manager was paid on an hourly basis at any time between November 23, 2008, and the Date of Preliminary Approval, and received a bonus (not to include a bonus advance) during such time period, but did not receive overtime pay on that bonus, the amount of the bonus received by such Store Manager, if any, that is attributed to the same time period in which the Store Manager was paid on an hourly basis, to be divided by the total number of hours the Store Manager reported on an hourly basis during such time period, That figure will then be divided by 2 and multiplied by the total number of overtime hours the hourly-paid Store Manager worked, if any, while he/she was paid on an hourly basis during such time period. The payment in this subparagraph, if any, will be subject to all legally-required taxes, withholdings, and deductions, and will be reported on an IRS Form W-2 as wages.

(ii) An additional $0.25 for each hour he/she worked as an hourly-paid Store Manager at any time between November 23, 2008, and the Date of Preliminary Approval, up to a maximum of three (3) years, calculated based on the most recent three (3) year period before the Date of Preliminary Approval, and each member of the FLSA Settlement Class and State Settlement Class will receive an additional $0.125 for each overtime hour he/she worked as a Store Manager during such time period, up to a maximum of three (3) years. The payments in this subparagraph, if any, will be subject to all legally-required taxes, withholdings, and deductions and will be reported on IRS Form W-2 as wages.

(iii) An additional 12% of the total amount paid to the Store Manager, if any, under subparagraphs 5(b)(i) and (ii) of this Section, which shall be deemed liquidated damages. The payments in this subparagraph, if any, will be reported on IRS Form 1099 MISC as other income. No taxes or withholdings will be taken from this payment. The Store Manager will be solely responsible for any tax consequences or liability as a result of these payments and agrees to indemnify the Defendants if any government authority determines that all or part of the payment is taxable.

c. For State Settlement Class members who submit a Consent to Join/Claim Form an additional payment of $25 for each full month worked in such states at any time between November 23, 2008, and the Date of Preliminary Approval, up to a maximum of three (3) years, calculated based on the most recent three (3) year period before the Date of Preliminary Approval. The payment in this subparagraph, if any, will be subject to all legally required taxes, withholdings and deductions and will be reported on IRS Form W-2 as wages.

6.   *No Impact on Employee Benefits*. Neither the terms of the Settlement

Agreement nor any settlement payment to the Plaintiffs, an FLSA Settlement Class or a State

Settlement Class member shall have any affect on the eligibility or calculation of employee

benefits of the Plaintiffs or any FLSA Settlement Class or State Settlement Class member. The

Parties agree that any settlement payments pursuant to this Agreement to the Plaintiffs or any

FLSA Settlement Class or State Settlement Class members do not represent income and shall not be used to satisfy other eligibility criteria under any employee retirement or pension benefit plan, employee welfare benefit plan or other program or policy sponsored by Defendants, and shall not be considered compensation or actual earnings for benefits in any year for purposes of determining eligibility for, or benefit accrual within, any employee retirement or pension benefit plan, employee welfare benefit plan or other program or policy sponsored by Defendants.

      D.   <u>Approval of Settlement Agreement and Dismissal of Claims</u>.

Plaintiffs and Defendants shall use their best efforts to effectuate this Settlement Agreement, including cooperating in promptly seeking the Court's approval of procedures, facilitating the giving of appropriate notice under Federal Rule of Civil Procedure 23(b)(3), (c)(2)(B)(v), and (e), and Section 16 of the FLSA, securing certification of the FLSA Settlement Class and State Settlement Class, and the prompt, complete, and final dismissal with prejudice of the Lawsuit as to Defendants, as follows:

      1.   *FLSA Settlement Class and State Settlement Class Certification.* Plaintiffs shall seek, and Defendants shall not object to, appointment of Class Counsel as lead counsel for purposes of this Settlement, and certification of the Lawsuit as a collective action and class action for settlement purposes only.

      2.   *Preliminary Approval.* Plaintiffs shall submit to the District Court a motion, approved and joined by Defendants, requesting entry of a Preliminarily Order approving the settlement, authorizing dissemination of the Notice, Settlement Agreement and the Consent to Join/Claim Form to the FLSA Settlement Class and State Settlement Class, and directing the Parties to open a Qualified Settlement Fund. The Preliminary Order shall provide that:

      a.   the settlement proposed in the Settlement Agreement has been negotiated at arm's length and is preliminarily determined to be fair, reasonable, adequate, and in the best interests of the FLSA Settlement Class and State Settlement Class;

Exhibit "A" to Order Signed September 24, 2012, in Case No. 4:11-CV-335-A (Page 17 of 35)

Exhibit A, Page 17

b. the Notice meets the requirements of due process, and constitutes the best notice practicable under the circumstances for settlement purposes;

c. the FLSA Settlement Class should be certified for settlement purposes only as a collective action pursuant to 29 U.S.C. § 216(b), and the State Settlement Class should be certified for settlement purposes only as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3);

d. Plaintiffs' Counsel is designated as Class Counsel and Plaintiffs are designated as the Class Representatives, subject to the condition that the certification, designations, and Settlement shall be automatically vacated in the event that the Settlement Agreement is terminated pursuant to its terms or is not approved by the Court or any appellate court;

e. within twenty (20) days of the entry of the Preliminary Order, Defendants shall deposit the total amount of $993,385.90 into the escrow account known as the QSF that will be subject to the Court's continued jurisdiction in accordance with the requirements of 26 U.S.C. § 468B and 26 C.F.R. § 1-468B-1(c)(1);

f. after the deadline for submission of the Consent to Join/Claim Form, a fairness hearing on the settlement of the State Settlement Class and FLSA Settlement Class claims proposed in this Settlement Agreement shall be held pursuant to Rule 23 by the Court to determine whether the proposed settlement is fair, reasonable, and adequate, and whether it should be finally approved by the Court ("*Fairness Hearing*"); and

g. in aid of the Court's jurisdiction to implement and enforce the proposed settlement, Plaintiffs and all members of the FLSA Settlement Class and State Settlement Class shall be preliminarily enjoined and barred from instituting, commencing, or prosecuting any action or other proceeding asserting any of the Released Claims against any Released Party, either directly, individually, representatively, derivatively, or in any other capacity, by whatever means, in any local, state, or federal court, or in any agency or other authority or arbitral or other forum wherever located, until such time as the Court issues the Order and Final Judgment or a final order disapproving settlement.

3. *Responsibilities of FLSA Settlement Class and State Settlement Class.*

a. Any member of the FLSA Settlement Class and State Settlement Class

who wishes to receive any settlement payments must properly complete and return the Consent to Join/Claim Form to the Claims Administrator by United States first-class mail, placed in the mail no later than the Claims Deadline or such later deadline provided in this Agreement.

b.   A member of the FLSA Settlement Class and State Settlement Class who fails to return a complete Consent to Join/Claim Form by the Claims Deadline or such later deadline provided in this Agreement shall be ineligible for any settlement payments. Any member of the FLSA Settlement Class or State Settlement Class who does not return a Consent to Join/Claim Form by the Claims Deadline or such later deadline provided in this Agreement will not be barred and may still bring future claims, including the Released Claims.

c.   Any member of the FLSA Settlement Class and State Settlement Class who has submitted a timely and properly completed Consent to Join/Claim Form and who objects to the settlement may appear in person or through counsel, at that person's own expense, at the Fairness Hearing to present any evidence or argument that the Court deems proper and relevant. However, no such person shall be heard, and no papers, briefs, pleadings, or other documents submitted by any such person shall be received and considered by the Court, unless such person properly submits a written objection that includes: (a) a notice of intention to appear; (b) proof of membership in the State Settlement Class or FLSA Settlement Class; and (c) the specific grounds for the objection and any reasons why such person desires to appear and be heard, as well as all documents or writings that such person desires the Court to consider. Such a written objection must be both filed with the Court no later than forty-five (45) days prior to the date set for the Fairness Hearing and mailed to Class Counsel and Defendants' Counsel at the addresses provided in the Notice and placed in the United States mail (or mailed by overnight delivery) no later than forty-five (45) days prior to the date of the Fairness Hearing. Any person who fails to object in the manner prescribed herein shall be deemed to have waived his/her

D-2096915_1.DOC

**Exhibit "A" to Order Signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 19 of 35)**

Exhibit A, Page 19

objections and will forever be barred from making any such objections in the Lawsuit or in any other action or proceeding, unless otherwise excused for good cause shown as determined by the Court.

       4.   *No Encouragement of Objections, Opt-Outs or Appeal.* At no time shall any of the Parties or their counsel seek to solicit, or otherwise encourage members of the State Settlement Class or FLSA Settlement Class to submit written objections to the Settlement or requests for exclusion from the Settlement, or appeal from the Order and Final Judgment. .

       5.   *Order and Final Judgment.* If this Settlement Agreement is preliminarily approved by the Court, then after the deadline for submission of the Consent to Join/ Claim Form, Plaintiffs and Defendants shall jointly seek entry of an Order and Final Judgment that, *inter alia*:

    a. finally approves this Settlement Agreement and its terms as being a fair, reasonable, and adequate settlement as to the State Settlement Class within the meaning of Rule 23(a), (b)(3), and (e) of the Federal Rules of Civil Procedure and the FLSA Settlement Class within the meaning of 29 U.S.C. § 216(b) and directing its consummation according to its terms and conditions;

    b. determines that the Notice constituted, under the circumstances, the most effective and practicable notice of this Settlement Agreement and the Fairness Hearing in accordance with Rule 23(c)(2)(B) and (e), and constituted due and sufficient notice for all other purposes to all persons entitled to receive notice;

    c. reconfirms the appointment of Class Representatives and Class Counsel as defined herein;

    d. directs that, as to the Released Parties, any and all then currently pending class action lawsuits directly related to the subject matter of the action captioned *Mark Barnes, Donna Cavota and Jerry Mercante on behalf of themselves and all others similarly situated v. Tandy Leather Company, LP, and The Leather Factory, LP,* Case No. 4:11-cv-00335-A, in the United States District Court, Northern District of Texas, Fort Worth Division, be dismissed with prejudice and, except as provided for in this Settlement Agreement, without costs;

e. orders that the Releasing Parties are permanently enjoined and barred from instituting, commencing, or prosecuting any action or other proceeding asserting any of the Released Claims against any Released Party, either directly, individually, representatively, derivatively, or in any other capacity, by whatever means, in any local, state, or federal court, or in any agency or other authority or arbitral or other forum wherever located; and

f. determines under Federal Rule of Civil Procedure 54(b) that there is no just reason for delay and directs that the judgment of dismissal as to the Released Parties shall be final and entered forthwith.

6.   *Cost of Class Notice.*   The costs of providing the Notices to FLSA Settlement Class and State Settlement Class Members shall be paid by the Claims Administrator from the Qualified Settlement Fund, as approved by the Court and pursuant to the Court-approved notification plan.

7.   *Class Counsel Fees and Expenses; No Other Costs.*   Except as otherwise expressly provided in this Settlement Agreement, Defendants shall have no responsibility for any costs, including Class Counsel's attorney's fees, costs and expenses or the fees, costs, or expenses of any Plaintiffs', FLSA Settlement Class or State Settlement Class member's respective attorneys, experts, advisors, or representatives.

8.   *Termination and Rescission.*

a. Rejection or Alternation of Settlement Terms. If the Court declines to grant either preliminary or final approval to this Settlement Agreement or any material part hereof, or if the Court approves this Settlement Agreement in a materially modified form, or if, after the Court's approval, such approval is materially modified or set aside on appeal, or if the Court does not enter the Order and Final Judgment, or if the Court enters the Order and Final Judgment and appellate review is sought and, on such review, such Order and Final Judgment is not affirmed (together "*Triggering Events*"), then Defendants and Plaintiffs shall each, in their respective sole discretion, have the option to rescind this Settlement Agreement in its entirety by

Exhibit "A" to Order Signed September 24, 2012, in Case No. 4:11-CV-335-A (Page 21 of 35)

Exhibit A, Page 21

providing written notice of their election to do so ("*Termination Notice*") to each other within thirty (30) days of such Triggering Event, and this stipulation for certification shall be null and void, and any Court order certifying the FLSA Settlement Class and State Settlement Class shall be vacated without prejudice to the right of the Parties to seek or oppose certification.

b. Termination of Settlement. In the event of a Triggering Event or termination pursuant to this Section II.D.8.a, then (i) within fifteen (15) business days, the Qualified Settlement Fund (including accrued interest), less expenses and costs that have not been disbursed by the Claims Administrator pursuant to the Court's order and in accordance with the Settlement Agreement, shall be refunded by the Claims Administrator to the Defendants pursuant to written instructions from Defendants' Counsel, with copy to Class Counsel; (ii) Plaintiffs' Counsel and Defendants' Counsel shall jointly request that all documents related to the settlement, including this Settlement Agreement, the Notice, the Consent to Join/Claim Form and the Notice of Exclusion Form and all previously submitted drafts of these and related documents be permanently stricken from the public record, and (iii) the Parties shall be deemed to have reverted to their respective status in the Lawsuit as of the Effective Date. The Parties shall then resume proceedings in the District Court, that Court having retained jurisdiction over the Settlement and related matters and, except as otherwise expressly provided in this Settlement Agreement, the Parties shall proceed in all respects as if this Settlement Agreement had not been executed, except that the Parties will jointly request that a new Scheduling Order be issued by the Court.

9.   *No Admission.*

a. Nothing in this Settlement Agreement constitutes an admission by Defendants as to the merits of the allegations made in the Lawsuit, an admission by Plaintiffs of the validity of any defenses that have been or could be asserted by Defendants, or the appropriateness of certification of any class. This Settlement Agreement is without prejudice to the rights of Defendants to: (i) challenge any request for conditional and/or class certification in the Lawsuit should the Settlement Agreement not be approved or implemented for any reason; and/or (ii) oppose any request for conditional and/or class certification in any other proceeding.

b. This Settlement Agreement, and any of its terms, and any agreement or order relating thereto (including evidence of Defendants' stipulation for settlement purposes to the FLSA Settlement Class and State Settlement Class), shall not be deemed to be admissible, nor shall it be offered in any civil, criminal, administrative, or other proceeding, or utilized in any manner whatsoever as, a presumption, a concession, or an admission of any fault, wrongdoing, or liability whatsoever by any person; provided, however, that nothing contained in this Section II.D.9 shall prevent this Settlement Agreement (or any agreement or order relating thereto) from being used, offered, or received in evidence in any proceeding to approve, enforce, or otherwise effectuate the Settlement (or any agreement or order relating thereto) or the Order and Final Judgment, or in which the reasonableness, fairness, or good faith of any party participating in the Settlement (or any agreement or order relating thereto) is in issue, or to enforce or effectuate provisions of this Settlement Agreement or the Order and Final Judgment.

III. MISCELLANEOUS.

A. <u>Use of Defendants' Data and Documents</u>. The Plaintiffs and Plaintiffs' Counsel agree that none of the documents provided to them by Defendants or Defendants' Counsel shall be used for any purpose other than settlement of this Lawsuit. Furthermore, Plaintiffs and

Plaintiffs' Counsel shall destroy or return all documents provided to them by Defendants or Defendants' Counsel after the Date of Final Settlement, or in the event of a Triggering Event.

B. No Signature Required by FLSA Settlement Class and State Settlement Class. Because the members of the FLSA Settlement Class and State Settlement Class are so numerous, it is impractical to have each member execute the Settlement Agreement. The Notice will advise all members of the FLSA Settlement Class and State Settlement Class of the binding nature of the release as to the FLSA Settlement Class and State Settlement Class members who return a Consent to Join/Claim Form by the Claims Deadline or such later deadline provided herein, and shall have the same force and effect as if this Settlement Agreement were executed by each such member of the FLSA Settlement Class and State Settlement Class.

C. No Press Communication. The Parties and their counsel agree that they will not issue any press release, initiate any contact with the press, respond to any press inquiry or communicate with the press about this case and/or the facts, amount or terms of the Settlement; provided, however, this shall not limit Defendants with respect to any financial or SEC disclosures which in their judgment are necessary. Any communication about the Settlement from the Parties and their counsel to the FLSA Settlement Class and State Settlement Class prior to the Court-approved mailing of the Notice will be limited to a statement that a settlement has been reached and the details will be communicated in a forthcoming Court-approved Notice.

D. Entire Agreement. This Settlement Agreement, along with the Court-approved Notice and Consent to Join/Claim Form, shall constitute the entire agreement between Plaintiffs and Defendants and all FLSA Settlement Class and State Settlement Class members who validly and timely submit a completed Consent to Join/Claim Form pertaining to the Settlement of the Lawsuit against Defendants and supersedes any and all prior and contemporaneous undertakings of Plaintiffs and Defendants in connection therewith. All terms of the Settlement Agreement are contractual and not mere recitals.

E.   Inurement. The terms of the Settlement Agreement are and shall be binding upon each of the Parties hereto, their heirs, executors, administrators, representatives, agents, attorneys, partners, successors, predecessors-in-interest, and assigns, and upon all other Persons claiming any interest in the subject matter hereto through any of the Parties hereto including any FLSA Settlement Class and State Settlement Class members.

F.   Modification. This Settlement Agreement may be modified or amended only by a writing executed by Plaintiffs and Defendants, subject (if after Preliminary Approval by the Court) to approval by the Court. Amendments and modifications may not be made without notice to the Settlement Class and unless authorized by the Court.

G.   Drafted Mutually. For the purpose of construing or interpreting this Settlement Agreement, Plaintiffs and Defendants shall be deemed to have drafted it equally, and it shall not be construed strictly for or against any party.

H.   Governing Law. All terms of this Settlement Agreement shall be governed by and interpreted according to the substantive laws of Texas without regard to its choice-of-law or conflict-of-law principles.

I.   Jurisdiction. This Settlement Agreement is subject to the exclusive jurisdiction of the United States District Court for the Northern District of Texas, Fort Worth Division, for any suit, action, proceeding, or dispute arising out of or relating to this Settlement Agreement or the applicability of this Settlement Agreement, including, without limitation, any suit, action, proceeding, or dispute relating to the release provisions herein. If for any reason this Settlement is terminated or fails to become effective, then, in such event, nothing in this Settlement

Agreement or with regard to any conduct of Defendants or Defendants' Counsel pursuant to any obligations Defendants may have had pursuant to the Agreement shall constitute or are intended to be construed as any agreement of subject matter jurisdiction so as to confer the jurisdiction of the District Court over Defendants, nor shall it constitute any waiver of any defenses based on subject matter jurisdiction.

J.   Counterparts. This Settlement Agreement may be executed in counterparts by Plaintiffs and Defendants, by an original signature for purposes of executing this Settlement Agreement.

K.   Represented by Counsel. Plaintiffs and Defendants acknowledge that each have been represented by counsel, and have made their own investigations of the matters covered by this Settlement Agreement to the extent they have deemed it necessary to do so. Therefore, Plaintiffs and Defendants and their respective counsel agree that they will not seek to set aside any part of the Settlement Agreement on the grounds of mistake.

L.   Authorization. Each of the undersigned attorneys represents that he or she is fully authorized to enter into the terms and conditions of, and to execute, this Settlement Agreement, subject to Court approval; and the undersigned Class Counsel represent that they are authorized to execute this Settlement Agreement on behalf of Plaintiffs.

M.   Privilege. Nothing in this Settlement Agreement, Settlement, or the negotiations or proceedings relating to the foregoing is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including, without limitation, the accountants' privilege, the attorney-client privilege, the joint defense privilege, or work product immunity.

N.   Notice. Except as otherwise provided herein, any notice required pursuant to or in connection with this Settlement shall be in writing and shall be given by: (1) hand delivery;

(2) by registered or certified mail, return receipt requested, postage prepaid; or (3) by Federal Express or similar overnight courier, addressed, in the case of notice to any Plaintiff or FLSA Settlement Class or State Settlement Class member, to Class Counsel at their addresses set forth below, and, in the case of notice to a Defendant, to Defendants' Counsel at the address set forth below, or such other address as Defendants' Counsel or Class Counsel may designate, from time to time, by giving notice to all Parties in the manner described in this Section.

For Plaintiffs:

Grant D. Blaies
BLAIES & HIGHTOWER, L.L.P.
777 Main Street, Suite 1900
Fort Worth, TX 76102
817.334.8294 (Direct)
817.334.0574 (Fax)

Mark R. Thierman
THIERMAN LAW FIRM, P.C.
7287 Lakeside Drive
Reno, NV 89511
(775) 284-1500
(775) 703-5027 (Fax)

For Defendants:

Jonathan C. Wilson
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5646
(214) 200-0381 (Fax)

Laura E. O'Donnell
HAYNES AND BOONE, LLP
112 E. Pecan Street, Suite 1200
San Antonio, Texas 78205
(210) 978-7421
(210) 554-0421 (Fax)

**Exhibit "A" to Order Signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 27 of 35)**

Respectfully submitted,



Grant D. Blaies
Laura E. Copeland
Blaies & Hightower, L.L.P.
777 Main Street, Suite 1900
Fort Worth, TX 76102
817.334.8294 (Direct)
817.334.0574 (Fax)

Mark R. Thierman
THIERMAN LAW FIRM, P.C.
7287 Lakeside Drive
Reno, NV 89511
(775) 284-1500
(775) 703-5027 (Fax)

Attorneys for Plaintiffs

Jonathan C. Wilson
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5646
(214) 200-0381 (Fax)

Laura E. O'Donnell
HAYNES AND BOONE, LLP
112 E. Pecan Street, Suite 1200
San Antonio, Texas 78205
(210) 978-7421
(210) 554-0421 (Fax)

Attorneys for Defendants

Exhibit "A" to Order Signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 28 of 35)

Respectfully submitted,

Grant D. Blaies
Laura E. Copeland
Blaies & Hightower, L.L.P.
777 Main Street, Suite 1900
Fort Worth, TX 76102
817.334.8294 (Direct)
817.334.0574 (Fax)

Mark R. Thierman
THIERMAN LAW FIRM, P.C.
7287 Lakeside Drive
Reno, NV 89511
(775) 284-1500
(775) 703-5027 (Fax)

Attorneys for Plaintiffs

Jonathan C. Wilson
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5646
(214) 200-0381 (Fax)

Laura E. O'Donnell
HAYNES AND BOONE, LLP
112 E. Pecan Street, Suite 1200
San Antonio, Texas 78205
(210) 978-7421
(210) 554-0421 (Fax)

Attorneys for Defendants

Respectfully submitted,

_____

Grant D. Blaies
Laura E. Copeland
Blaies & Hightower, L.L.P.
777 Main Street, Suite 1900
Fort Worth, TX 76102
817.334.8294 (Direct)
817.334.0574 (Fax)

Mark R. Thierman
THIERMAN LAW FIRM, P.C.
7287 Lakeside Drive
Reno, NV 89511
(775) 284-1500
(775) 703-5027 (Fax)

Attorneys for Plaintiffs



_____

Jonathan C. Wilson
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5646
(214) 200-0381 (Fax)

Laura E. O'Donnell
HAYNES AND BOONE, LLP
112 E. Pecan Street, Suite 1200
San Antonio, Texas 78205
(210) 978-7421
(210) 554-0421 (Fax)

Attorneys for Defendants

AGREED TO BY:



Mark Barnes
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

_____

Donna Cavota
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

_____

Jerry Mercante
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

Tandy Leather Company, LP

By: _____

Title: _____

The Leather Factory, LP

By: _____

Title: _____

AGREED TO REGARDING THE OBLIGATIONS PLACED ON THE CLAIMS ADMINISTRATOR:

Simpluris, Inc.

By: _____

Title: _____

AGREED TO BY:

_____
Mark Barnes
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

_____
Donna Cavota
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

_____
Jerry Mercante
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

Tandy Leather Company, LP

By: _____

Title: _____

The Leather Factory, LP

By: _____

Title: _____

**AGREED TO REGARDING THE OBLIGATIONS
PLACED ON THE CLAIMS ADMINISTRATOR:**

Simpluris, Inc.

By: _____

Title: _____

AGREED TO BY:

_____
Mark Barnes
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

_____
Donna Cavota
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class


_____
Jerry Mercante
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

Tandy Leather Company, LP

By: _____

Title: _____

The Leather Factory, LP

By: _____

Title: _____

AGREED TO REGARDING THE OBLIGATIONS PLACED ON THE CLAIMS ADMINISTRATOR:

Simpluris, Inc.

By: _____

Title: _____

AGREED TO BY:

_____

Mark Barnes
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

_____

Donna Cavota
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

_____

Jerry Mercante
Plaintiff and Representative Plaintiff on behalf of
the FLSA Settlement Class and State Settlement
Class

Tandy Leather Company, LP

By:

Title: PRESIDENT _____

The Leather Factory, LP

By:

Title: PRESIDENT _____

**AGREED TO REGARDING THE OBLIGATIONS
PLACED ON THE CLAIMS ADMINISTRATOR:**

Simpluris, Inc.

By: _____

Title: _____

AGREED TO BY:

____
Mark Barnes
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

____
Donna Cavota
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

____
Jerry Mercante
Plaintiff and Representative Plaintiff on behalf of the FLSA Settlement Class and State Settlement Class

Tandy Leather Company, LP

By: ______________________________

Title: ______________________________

The Leather Factory, LP

By: ______________________________

Title: ______________________________

AGREED TO REGARDING THE OBLIGATIONS PLACED ON THE CLAIMS ADMINISTRATOR:

Simpluris, Inc.

By: [signature]



Title: CEO

Exhibit "A" to Order Signed September 24, 2012, in Case No. 4:11-CV-335-A (Page 29d of 35)

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FORT WORTH DIVISION

MARK BARNES, ET AL.,	§	
	§	
Plaintiffs,	§	
	§	
VS.	§	NO. 4:11-CV-335-A
	§	
TANDY LEATHER COMPANY, LP,	§	
ET AL.,	§	
	§	
Defendants.	§	

**NOTICE OF PENDENCY AND PROPOSED SETTLEMENT
OF CLASS AND COLLECTIVE ACTION LAWSUIT**

TO: All current or former Store Managers employed by Tandy
          Leather Company, LP or The Leather Factory, LP
          ("Tandy") at any time between November 23, 2008, and
          September 24, 2012 ("Relevant Time Period").

SUBJECT: Settlement of pending lawsuit against Tandy, which
          includes claims under the Fair Labor Standards Act, 29
          U.S.C. §201, *et seq.* ("FLSA"), and related claims under
          certain state wage hour laws of the states of Alaska,
          Colorado, Connecticut, Illinois, Kentucky, Maryland,
          Massachusetts, Minnesota, Montana, Nevada, New Mexico,
          New York, North Carolina, North Dakota, Ohio, Oregon,
          Pennsylvania, Washington, and Wisconsin.

I.   INTRODUCTION

The purpose of this Notice is to inform you of the

settlement of a lawsuit filed under the Fair Labor Standards Act

("FLSA") and related state wage and hour laws against Tandy. The

lawsuit is described in more detail in Section III of this

Notice. If you received this Notice, it means that you are

potentially entitled based on the FLSA claims to a portion of the

**Exhibit "B" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 1 of 17)**

amount to be paid by Tandy into a settlement fund. You may also be entitled to a portion of the settlement fund related to claims under state laws if you are currently or were previously employed as a Tandy Store Manager in any of the following states: Alaska, California, Colorado, Connecticut, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, Montana, Nevada, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Washington, or Wisconsin. This Notice advises you of how your rights may be affected by, and instructs you on the procedures governing, the settlement.

II.   <u>COURT AUTHORIZED NOTICE</u>

The United States District Court for the Northern District of Texas, Fort Worth Division, has authorized this Notice. The Court in charge of this case has not expressed any opinion as to the merits of any claims or defenses raised by the parties to the lawsuit.

Your legal rights could be affected by whether or not you act. Please read this notice carefully. Your rights and options, and the deadline to exercise them, are explained in this Notice.

2

III.   DESCRIPTION OF LAWSUIT AND POSITION OF THE PARTIES

On March 15, 2011, Plaintiffs Mark Barnes and Jerry Mercante, on behalf of themselves and all others similarly situated, filed a class action and collective action lawsuit against Tandy alleging violations of the federal FLSA, state wage hour laws, and common laws for (1) failure to pay overtime compensation with respect to bonuses, (2) subtracting payments made to hourly paid Store Managers for overtime compensation from the net profitability of individual stores, (3) failing to pay vested vacation pay, (4) improper recalculation of the hourly rate of pay of Store Managers, and (5) improperly subtracting business losses from the net profits of the stores ("Lawsuit"). The Lawsuit is pending on the docket of the United States District Court for the Northern District of Texas, Fort Worth Division, and bears the caption that appears at the top of the first page of this Notice.

On May 9, 2011, Mr. Barnes and Mr. Mercante filed a First Amended Complaint in the Lawsuit to add Donna Cavota as a Plaintiff (Mr. Barnes, Mr. Mercante and Ms. Cavota are collectively referenced as the "Plaintiffs") and expanded the allegations to include claims under federal and state laws for allegedly misclassifying Store Managers as exempt from overtime, and for retaliating against Ms. Cavota.

Exhibit "B" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 3 of 17)

On January 18, 2012, the Plaintiffs filed a Second Amended Complaint in the Lawsuit, alleging that not only do the above allegations violate the FLSA, but they also violate the following state wage hour laws, which are similar in nature to the FLSA, applicable to Tandy in the states of Alaska, Colorado, Connecticut, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, Montana, Nevada, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, and Washington, and Wisconsin where Tandy has store operations. In addition, Plaintiffs' Second Amended Complaint alleges that Tandy unlawfully terminated the employment of Mark Barnes in violation of federal and Nevada state law. The Lawsuit seeks back pay for wages and overtime under the FLSA and the above-referenced state wage hour laws, liquidated damages in an amount equal to the alleged unpaid wages and overtime, unpaid vacation, and also seeks to recover attorneys' fees, costs and interest.

Counsel for the Plaintiffs ("Plaintiffs' Counsel") has extensively investigated and researched the facts and circumstances underlying the issues raised in the Lawsuit and the law applicable thereto. Plaintiffs' Counsel recognizes the expense and length of continued proceedings necessary to continue the Lawsuit against Tandy through trial and through any possible appeals. Plaintiffs' Counsel has also taken into account the

4

uncertainty and the risk of the outcome of further litigation,
including the risk that potential members of the State Settlement
Class and FLSA Settlement Class[1] might not be successful in
obtaining class certification of the Lawsuit pursuant to Federal
Rule of Civil Procedure 23 or under 29 U.S.C. § 216 in light of
Tandy's opposition to class certification, and may not prevail on
all or any of their claims, as well as the difficulties and
delays generally inherent in such litigation.   In this regard,
Plaintiffs' Counsel is aware of the burdens of proof necessary to
establish liability for the claims against Tandy asserted in the
Lawsuit, and of the difficulties in establishing damages for
members of the FLSA Settlement Class and State Settlement Class.
Plaintiffs' Counsel has also taken into account the discovery and
extensive settlement negotiations conducted by the parties.
Based on the foregoing, Plaintiffs' Counsel believes the proposed
settlement is fair, adequate and reasonable, and in the best
interest of the FLSA Settlement Class and State Settlement Class
with respect to both the state law class action claims and the
FLSA collective action claims.

---

[1]The terms "FLSA Settlement Class" and "State Settlement Class" are defined in section I. of the document titled "Settlement Agreement Between Plaintiffs and Defendants, Tandy Leather Company, LP and The Leather Factory, LP," that is being sent to you along with this Notice. Other terms are defined in that document. Whenever those same terms are used in this Notice, they have the meanings given to them in such settlement agreement document.

5

Tandy denies all of the Plaintiffs' allegations. Tandy contends that it has properly paid all wages and bonuses to Store Managers and, if applicable, overtime owed under state and federal laws, that the Company's calculation of hourly rates of pay for non-exempt Store Managers was proper and consistent with federal and state laws, that its bonus system for Store Managers satisfies all legal requirements, that it has complied with all state law requirements with respect to unused vacation, and that it has properly classified certain Store Managers as exempt pursuant to the FLSA and the state laws set forth in the Plaintiffs' Second Amended Complaint. Further, Tandy contends that many of the Plaintiffs' claims are barred by the applicable statutes of limitations, barred under the Retail Sales, Executive and Administrative Exemptions from overtime under state and federal law, that Plaintiff Cavota voluntarily resigned her employment and that neither Plaintiff Cavota nor Plaintiff Barnes was constructively discharged or otherwise unlawfully terminated. Finally, Tandy contends that its actions were not willful, but rather were in good faith and in conformity with, and in reliance on, information from representatives of the United States federal government, written administrative regulations, approval or interpretation of the Wage and Hour Administrator of the United States Department of Labor, and the advice of counsel.

6

Counsel for Tandy ("Tandy's Counsel") has also extensively investigated and researched the facts and circumstances underlying the issues raised in this lawsuit and the law applicable thereto. Although Tandy's Counsel believes Tandy has meritorious defenses to the Lawsuit, Tandy has concluded that further defense of this lawsuit would be lengthy and expensive for all parties.

Therefore, the Parties have agreed to settle this Lawsuit in the manner and upon the terms set forth in a formal settlement agreement between Plaintiffs and Tandy to put to rest all claims that are asserted against Tandy in the Lawsuit. A copy of the formal settlement agreement, titled "Settlement Agreement Between Plaintiffs and Defendants, Tandy Leather Company, LP and The Leather Factory, LP," ("Settlement Agreement") is being sent to you along with this Notice.

IV. SETTLEMENT REACHED BY THE PARTIES

The Parties, pursuant to the United States District Court's May 20, 2011 Order, participated in face-to-face settlement discussions on June 10, 2011, and thereafter have engaged in discovery, including review of payroll and related documents, and participated in numerous negotiation meetings. As a result of those efforts, the parties have reached a settlement of all allegations asserted in the Lawsuit.

Exhibit "B" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 7 of 17)

In order to receive any payment in the settlement of the FLSA collective action claims or state class action claims, *you must complete, sign under the penalty of perjury, date, and return a "Consent to Join Collective Action, Class Action Claims Form and Release" (also known as "Consent to Join/Claim Form"), with a copy of a government-issued picture identification attached to the form.* The Consent to Join/Claim Form is being sent to you along with this Notice. The Consent to Join/Claim Form must be mailed to the Claims Administrator at the address shown on the first page of the Consent to Join/Claim Form by United States first-class mail no later than sixty (60) days from the date of the postmark on the envelope in which you received this Notice and the other documents.

Within fourteen (14) calendar days after the Date of Final Settlement (defined in Section I.M of the Settlement Agreement), the Claims Administrator will pay from the Qualified Settlement Fund, after first paying the Court Authorized Distributions, the amounts owed to the FLSA Settlement Class and State Settlement Class members in accordance with the terms of the Settlement Agreement, and the Claims Administrator shall distribute the appropriate checks from the Qualified Settlement Fund in accordance with the terms and conditions of the Settlement Agreement.

8

The copy of the Settlement Agreement that you are receiving with this Notice sets forth all of the terms and conditions of the settlement between the parties. You should study it carefully and be certain you understand all of its terms and conditions before you decide whether to sign and return the Consent to Join/Claim Form.

A.   Payments to Be Made to Settlement Classes from the Settlement Fund

The members of the FLSA Settlement Class and State Settlement Class, subject to the other terms and conditions set forth above in the Settlement Agreement, who sign and return a Consent to Join/Claim Form will receive:

1.   If the Store Manager was paid on an hourly basis at any time between November 23, 2008, and the Date of Preliminary Approval, and received a bonus (not to include a bonus advance) during such time period, but did not receive overtime pay on that bonus, the amount of the bonus received by such Store Manager, if any, that is attributed to the same time period in which the Store Manager was paid on an hourly basis, to be divided by the total number of hours the Store Manager reported on an hourly basis during such time period. That figure will then be divided by 2 and multiplied by the total number of overtime hours the hourly-paid Store Manager reported, if any, while he/she was paid

9

on an hourly basis during such time period.   The payment in this subparagraph, if any, will be subject to all legally-required taxes, withholdings, and deductions, and will be reported on an IRS Form W-2 as wages.

2.   An additional $0.25 for each hour he/she worked as an hourly-paid Store Manager at any time from November 23, 2008, and the Date of Preliminary Approval, up to a maximum of three (3) years, calculated based on the most recent three (3) year period before the Date of Preliminary Approval, and each member of the FLSA Settlement Class and State Settlement Class will receive an additional $0.125 for each overtime hour he/she worked as a Store Manager during such time period, up to a maximum of three (3) years.   The payments in this subparagraph, if any, will be subject to all legally-required taxes, withholdings, and deductions and will be reported on IRS Form W-2 as wages.

3.   An additional 12% of the total amount, if any, paid to the Store Manager under 1. and 2. above, which shall be deemed liquidated damages.   The payments in this subparagraph, if any, will be reported on IRS Form 1099 MISC as other income.   No taxes or withholdings will be taken from this payment.   The class member will be solely responsible for any tax consequences or liability as a result of these payments and agrees to indemnify

10

Tandy if any government authority determines that all or part of the payment is taxable.

4.   State Settlement Class members will receive an additional payment of $25 for each full month worked in such states at any time from November 23, 2008, to the Date of Preliminary Approval, up to a maximum of three (3) years, calculated based on the most recent three (3) year period before the Date of Preliminary Approval. The payment in this subparagraph, if any, will be subject to all legally required taxes, withholdings and deductions and will be reported on IRS Form W-2 as wages.

B.   General

If the payments to the FLSA Settlement Class and State Settlement Class do not exhaust the net settlement fund, the balance will revert to Tandy. If the total amount of claims submitted by members of the FLSA Settlement Class and State Settlement Class exceeds the net settlement fund, the FLSA Settlement Class and State Settlement Class members' shares of the settlement proceeds will be proportionately reduced by counsel and the Claims Administrator.

Neither the terms of the Settlement Agreement nor any settlement payment to the Plaintiffs or an FLSA Settlement Class or State Settlement Class member shall have any affect on the

11

Exhibit "B" to Order signed September 24, 2012, in Case No. 4:11-CV-335-A (Page 11 of 17)

eligibility or calculation of employee benefits of the Plaintiffs or any member of the FLSA Settlement Class and State Settlement Class.   The Parties agreed that any settlement payments pursuant to the Settlement Agreement to the Plaintiffs or any FLSA Settlement Class or State Settlement Class member do not represent income and shall not be used to satisfy other eligibility criteria under any employee retirement or pension benefit plan, employee welfare benefit plan or other program or policy sponsored by Defendants, and shall not be considered compensation or actual earnings for benefits in any year for purposes of determining eligibility for, or benefit accrual within, any employee retirement or pension benefit plan, employee welfare benefit plan or other program or policy sponsored by any of the Defendants.

V.   THE FAIRNESS HEARING

The settlement is conditioned upon the Court entering an Order, at or following a hearing, approving the settlement as fair, reasonable and adequate in the best interest of the FLSA Settlement Class and State Settlement Class and entering judgment in accordance with the Settlement Agreement ("Fairness Hearing"). The Fairness Hearing will be held before The Honorable John H. McBryde in the United States District Court for the Northern District of Texas, Fort Worth Division, at 501 W. 10th Street,

Room 401, Fort Worth, Texas 76102, at 10:00 o'clock a.m. on

February 11, 2013, to determine whether the proposed settlement

is fair, adequate and reasonable; whether it should be approved

by the Court; and whether the Lawsuit should be dismissed with

prejudice. The hearing may be adjourned, continued and/or

rescheduled by the Court from time to time as the Court may

direct without further notice.

Any member of the FLSA Settlement Class and State Settlement

Class who has submitted a timely and properly completed Consent

to Join/Claim Form and who objects to the settlement may appear

in person, or through counsel, at that person's own expense, at

the Fairness Hearing to present any evidence or argument that the

Court deems proper and relevant. However, no such person shall

be heard, and no papers, briefs, pleadings, or other documents

submitted by any such person shall be received and considered by

the Court, unless such person properly submits a written

objection that includes: (a) a notice of intention to appear;

(b) proof of membership in the State Settlement Class or FLSA

Settlement Class; and (c) the specific grounds for the objection

and any reasons why such person desires to appear and be heard,

as well as all documents or writings that such person desires the

Court to consider. Such a written objection must be both filed

with the Court no later than forty-five (45) days prior to the date set for the Fairness Hearing and mailed to Class Counsel and Tandy's Counsel at the addresses provided in the Notice and placed in the United States mail (or mailed by overnight delivery) no later than forty-five (45) days prior to the date of the Fairness Hearing.

Any person who fails to object in the manner prescribed herein shall be deemed to have waived his/her objections and will forever be barred from making any such objections in the Lawsuit or in any other action or proceeding, unless otherwise excused for good cause shown as determined by the Court.

Any FLSA Settlement Class or State Settlement Class member who is satisfied with the proposed settlement must submit a Consent to Join/Claim Form to the Claims Administrator in the manner described in such form, but need not appear at the Fairness Hearing.

VI.   DATE SETTLEMENT BECOMES FINAL

The Settlement Agreement will become final on the date that: (a) the Court has entered an Order and Final Judgment, approving this Settlement Agreement, and all of its material terms and conditions, in accordance with Rule 23(e) of the Federal Rules of Civil Procedure and Section 16 of the FLSA, dismissing the Lawsuit as against Tandy with prejudice as to all FLSA Settlement Class and State Settlement Class members who have returned fully

14

completed Consent to Join/Claim Forms and without costs; and

(b) the time for appeal or to seek permission to appeal from the Court's approval of this Settlement Agreement and entry of the Order and Final Judgment as described above has expired or, if appealed, approval of this Settlement Agreement and the Order and Final Judgment has been affirmed in its entirety by the court of last resort to which such appeal has been taken and such affirmance is no longer subject to further appeal or review.

VII.   RELEASE OF CLAIMS

All current or former Tandy Store Managers who submit a Consent to Join/Claim Form shall, upon entry of the Order and Final Judgment, be deemed to have fully, finally and forever released, relinquished and discharged the Released Parties, as defined in section I.S. of the Settlement Agreement, of and from any and all claims based on any conduct of the kind described in any of the eight causes of action alleged in Plaintiffs' Second Amended Complaint that was filed in the Lawsuit on January 18, 2012, which eight causes of action are summarized in section I.A. of the Settlement Agreement. Further, Cavota, Barnes and Mercante relinquish any right to re-employment by Tandy or Released Parties.

VIII.   FAILURE TO RETURN PROPERLY SIGNED AND COMPLETED CONSENT TO JOIN/CLAIM FORM

If you do not sign and return a Consent to Join/Claim Form, you are free to hire an attorney and file any claims in a separate lawsuit that you may have under the FLSA or state wage and hour laws that pertain to your compensation and employment at Tandy, and the statute of limitations will continue to run.

IX.   ATTORNEYS FOR THE PARTIES

A.   Plaintiffs' Legal Representation ("Plaintiffs' Counsel"):

> Mark R. Thierman
> Thierman Law Firm, P.C.
> 7287 Lakeside Drive
> Reno, NV 89511
> 775.284.1500
> 775.703.5027 (Fax)
> laborlawyer@pacbell.net
> Grant D. Blaies
> Blaies & Hightower, L.L.P.
> 777 Main Street, Suite 1900
> Fort Worth, TX 76102
> 817.334.8294 (Direct)
> 817.334.0574 (Fax)

B.   Tandy's Legal Representation ("Tandy's Counsel"):

> Jonathan C. Wilson
> Haynes and Boone, LLP
> 2323 Victory Avenue, Suite 700
> Dallas, TX 75219
> 214.651.5646
> 214.200.0381 (Fax)
> jonathan.wilson@haynesboone.com

Laura E. O'Donnell
Haynes and Boone, LLP
112 East Pecan St., Suite 900
San Antonio, TX 78205
210.978.7421
210.978.7450 (Fax)
laura.odonnell@haynesboone.com

X. REQUEST FOR FURTHER INFORMATION

Further information about the Notice and questions about the Lawsuit and the Settlement Agreement may be obtained by contacting the Plaintiffs' attorneys at the address, telephone number or e-mail listed above. You are also free to consult the files for the Lawsuit, which are located at the United States District Court, Northern District of Texas, Fort Worth Division, 501 W. 10th, Fort Worth, Texas 76102. The files are also available online at the United States Court, Northern District of Texas, Fort Worth Division website under Civil Action No. 4:11-cv-00335-A.

You must not contact the Judge or Court Clerk with questions about this Lawsuit or the Settlement Agreement or this Notice.

Dated September 24, 2012.

> ISSUED ON THE AUTHORITY OF THE
> UNITED STATES DISTRICT COURT FOR
> THE NORTHERN DISTRICT OF TEXAS,
> FORT WORTH DIVISION

17   **Exhibit "B" to Order signed**
September 24, 2012, in Case No.
4:11-CV-335-A (Page 17 of 17)

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FORT WORTH DIVISION

MARK BARNES, ET AL.,	§	
	§	
Plaintiffs,	§	
	§	
VS.	§	NO. 4:11-CV-335-A
	§	
TANDY LEATHER COMPANY, LP,	§	
ET AL.,	§	
	§	
Defendants.	§	

CONSENT TO JOIN COLLECTIVE ACTION, CLASS ACTION CLAIM FORM, AND RELEASE

NOTE: Please read the Notice of Pendency of Class and Collective Action Lawsuit and Proposed Settlement ("Notice") and the Settlement Agreement Between Plaintiffs and Defendants, Tandy Leather Company, LP and The Leather Factory, LP, ("Settlement Agreement") before completing this Consent to Join Collective Action and Class Action Claim Form and Release (the "Consent to Join/Claim Form"). By completing and submitting this form, you may be eligible to receive payments from a settlement reached in the above-captioned lawsuit.

DEADLINE: To be eligible to receive any payments from the settlement discussed in the Notice, you must complete and sign this Form, attach to it a copy of a government-issued photo identification, and mail it by United States First-Class Mail to the address listed below **ON OR BEFORE sixty (60) days from the date of the postmark on the envelope in which you received this Notice**:

Barnes, et al. v. Tandy Leather Company, LP, et al. -- Claims
Administrator
c/o Simpluris, Inc.,
1485 S. Semoran Blvd. Suite 6-1401
Winter-Park, Florida 32792
Toll Free (1-800-779-2104)

If this Consent to Join/Claim Form is not timely and correctly submitted as described above, you will not be eligible to receive any portion of the Qualified Settlement Fund.

**Exhibit "C" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 1 of 5)**

For more information about the settlement and your rights, please read carefully the copy of the Settlement Agreement and the Notice.

I. PERSONAL INFORMATION

All personal information called for below must be provided.

Name: _____

Home Street Address: _____

City, State, and Zip Code: _____

Home Telephone Number: _____

Social Security Number: _____

Please list all your dates of employment as a Store Manager with Tandy since November 23, 2008:

_____

Please list all the locations (*i.e.*, city and state) of the Tandy store(s) where you worked as a Store Manager since November 23, 2008, before you are submitting this Consent:

_____

II. DECLARATION OF CONSENT

I, (**print name**) _____, am over the age of twenty-one and am competent to testify to the matters stated in this declaration, which are true and correct and within my personal knowledge.

I am a current or former Store Manager of Tandy Leather Company, LP, or The Leather Factory, LP (collectively, "*Tandy*"), and currently work or formerly worked for Tandy in the position of Store Manager at any time between November 23, 2008 and September 24, 2012.

I understand the above-referenced lawsuit is being brought by Mark Barnes, Donna Cavota and Jerry Mercante ("Plaintiffs") on behalf of themselves and all others similarly situated, under the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. § 201, *et*

2

Exhibit "C" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 2 of 5)

seq. ("*FLSA*") and under the state wage and hour laws of Alaska, Colorado, Connecticut, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, Montana, Nevada, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, and Washington, and Wisconsin (state wage and hour claims), that are similar in nature to the FLSA, and common laws (collectively, the "Lawsuit").   I understand that the Plaintiffs and Tandy have agreed to resolve their differences and have reached a settlement as described in the Settlement Agreement.

I hereby consent and agree to opt-in as a plaintiff in the Lawsuit and to participate in the settlement payments for all FLSA and state wage and hour claims.

I further hereby consent and agree to be bound by the orders in the Court in the Lawsuit.

I hereby designate Mark R. Thierman of The Thierman Law Firm, P.C. and Grant D. Blaies of Blaies & Hightower, L.L.P. to represent me in the Lawsuit.

I further agree to be bound by the Settlement described in the Settlement Agreement.   In exchange for the monies I will receive from the Settlement, I hereby release all claims against the Released Parties (defined to mean Defendants Tandy Leather Company, LP. The Leather Factor, LP and any other entity or individual who might be deemed an "employer" under the federal and state laws invoked in the Lawsuit), as described below:

III. RELEASE OF CLAIMS

By signing and returning this Consent to Join/Claim Form, I am hereby releasing any and all claims based on any conduct of the kind described in any of the eight causes of action alleged in Plaintiffs' Second Amended Collective and Class Action Complaint that was filed in the Lawsuit on January 18, 2012 (the "Released Claims"), which eight causes of action are summarized in section I.A of the Settlement Agreement.

By signing and returning this Consent to Join/Claim Form, I am also hereby waiving the provisions, rights and benefits of Section 1542 of the California Civil Code which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE
> CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR
> HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH

3

Exhibit "C" to Order signed September 24, 2012, in Case No. 4:11-CV-335-A (Page 3 of 5)

IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS
SETTLEMENT WITH THE DEBTOR.

I shall further be deemed to have waived as to Released
Claims all similar provisions, statutes, regulations, rules, or
principles of law or equity of any other state or applicable
jurisdiction, or principle of common law arising out of or that
could have been asserted based on the facts and theories pled in
the Lawsuit. I acknowledge that I am aware that I may hereafter
discover facts in addition to, or different from, those facts
which I now know or believe to be true with respect to the
subject matter of the Released Claims, but, in consideration of
the valuable considerations set forth in the Settlement
Agreement, this deemed waiver nevertheless shall be given full
effect.

IV.   NO RETALIATION PERMITTED

The law prohibits retaliation against an employee for
exercising his/her rights under the FLSA and state laws.
Therefore, Tandy is prohibited from discharging me or retaliating
against me because I choose to participate in the Lawsuit or the
Settlement.

V.   MY REPRESENTATIONS

I represent and agree that I have knowingly and voluntarily
signed this Consent to Join/Claim Form, which includes a Release
of Claims.

I have reviewed the Notice, the Settlement Agreement, and
this Consent to Join/Claim Form. I consent to: (1) join in the
Lawsuit; (2) participate in all aspects of the Settlement, and
(3) to have the named Plaintiffs and Class Counsel, Mark R.
Thierman and Grant D. Blaies, represent me in this action.

Tandy hereby advises me to consult an attorney before
executing this Consent to Join/Claim Form, which includes a
Release of Claims.

Any settlement payments will not be due until after the
Court has issued an Order and Final Judgment and such Order has
become final.

4

**Exhibit "C" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 4 of 5)**

VI.   VERIFICATION

I declare under penalty of perjury under the laws of the United States that all of the information and statements contained above are true and correct.

VII.   QUESTIONS

If you have further questions with respect to the LAWSUIT, the SETTLEMENT, this CONSENT TO JOIN COLLECTIVE ACTION, CLASS ACTION CLAIMS FORM, AND RELEASE you may direct such questions to Mark R. Thierman, Class Counsel at (877) 995-2267. **YOU MUST NOT CONTACT THE COURT.**

EXECUTED on _____, 2012.

_____
Signature

**TO BE EFFECTIVE, THIS FORM MUST BE MAILED
TO THE CLAIMS ADMINISTRATOR AND POSTMARKED ON OR BEFORE
SIXTY (60) DAYS FROM THE DATE OF THE POSTMARK
ON THE ENVELOPE IN WHICH YOU RECEIVED THIS NOTICE.**

**Exhibit "C" to Order signed
September 24, 2012, in Case No.
4:11-CV-335-A (Page 5 of 5)**